Christopher S. Auguste Partner T 212.715.9265 cauguste@kramerlevin.com	1177 Avenue of the Americas New York, NY 10036 T 212.715.9100 F 212.715.8000

May 6, 2022

VIA EDGAR CORRESPONDENCE

United States Securities and Exchange Commission

Division of Corporation Finance
Office of Real Estate & Construction
100 F Street, N.E.
Washington, D.C. 20549

Attention: Ruairi Regan

Re:	Qomolangma Acquisition Corp.

Amendment No. 1 to Draft Registration Statement on Form S-1

Submitted March 23, 2022

CIK No. 0001894210

Dear Mr. Regan:

Reference is made to the letter dated April 27, 2022 (the “Comment Letter”) addressed to Mr. Jonathan Myers, setting forth the comments of the staff of the Securities and Exchange Commission (the “Staff”) regarding the above-referenced amended draft registration statement filed by Qomolangma Acquisition Corp. (the “Company”) with the Securities and Exchange Commission.

This letter sets forth the responses of the Company to the Staff’s comments. For your convenience, the Staff’s comments contained in the Comment Letter have been restated below in their entirety, with the response to each comment set forth immediately under that comment. The numbered paragraphs in this letter correspond to the numbered paragraphs of the Comment Letter.

Amended Draft Registration Statement on Form S-1

Cover page

1. We note your statement on the cover page that you will not undertake our initial business combination with any PRC entity with a variable interest entity, or VIE, structure. Please revise your disclosure to clarify that this may therefore limit the pool of acquisition candidates in the PRC. Describe clearly any potential limitations this may place upon your business combination opportunities relative to other special purpose acquisition companies and include appropriate risk factor disclosure.

In response to the Staff’s comment, the requested disclosures have been added to the Cover Page and the Risk Factors under the subheading “We will not conduct an initial business combination with any target company that conducts operations through VIEs, which may limit the pool of acquisition candidates we may acquire in the PRC and make it more difficult and costly for us to consummate a business combination with a target business operating in the PRC” on page 66.

2. We note the disclosure added to the cover page that we "will not conduct an initial business combination with any target company that … has an auditor that the Public Company Accounting Oversight Board, or PCAOB, is unable to fully inspect." We also note similar statements throughout your prospectus. Please clarify what you mean by this statement and how you will guarantee compliance with this requirement.

In response to the Staff’s comment, the requested clarifications have been added to the Cover Page and throughout the prospectus, where relevant. In addition, the Company will guarantee compliance with this requirement by including it as a condition to closing the initial business combination, and disclosure of this closing condition has been added to the Cover Page and on pages 26 and 63.

3. We note your revised disclosure that VIEs are a series of contractual arrangements used to provide the economic benefits of and control with respect to foreign investment in Chinese-based companies. Given that the VIEs are a series of contractual arrangements, please clarify your reference to "control" with respect to foreign investment in Chinese-based companies.

In response to the Staff’s comment, the Company has removed the references noted by the Staff to “control” from the Cover Page and Summary section on page 2.

4. We note your disclosure that your sponsor and certain members of your Board of Directors and management have significant business ties to or are based in the People’s Republic of China. Given the risks of doing business in the PRC, please revise the cover page to disclose that the location of your sponsor and executive officers and directors may make you a less attractive partner to a non-China or non-Hong Kong based target company, which may therefore make it more likely for you to consummate a business combination in the PRC.

In response to the Staff’s comment, the requested disclosures have been added to the Cover Page.

5. Refer to prior comment 5. In addressing how the HFCAA may impact the company please disclose on the cover page that an exchange may determine to delist your securities.

In response to the Staff’s comment, the requested disclosure has been added to the Cover Page, along with a cross-reference to the corresponding Risk Factor which includes this disclosure.

Summary, page 1

6. Please provide expanded disclosure in response to prior comment 6 which clearly describes the restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors that may apply after a business combination with a company based in China. We note your statement that the PRC government also imposes controls on the conversion of the Renminbi, or RMB, the legal currency of the PRC, into foreign currencies.

In response to the Staff’s comment, the requested disclosures have been added on page 5, as well as in a Risk Factor under the subheading “Exchange controls that exist in the PRC may restrict or prevent us from using the proceeds of this offering to acquire a target company in the PRC and limit our ability to utilize our cash flow effectively following our initial business combination” on page 70.

7. We note that many of your officers and directors are located outside of the United States. Please include a separate section on enforcement of liabilities addressing the ability of shareholders to enforce their legal rights under United States securities laws. Please also include a risk factor.

In response to the Staff’s comment, the requested disclosure has been added under the heading “Enforcement of Liabilities” on page 7. In addition, we refer you to the Risk Factor under the subheading “You may experience difficulties in effecting service of legal process…It may also be difficult for you or overseas regulators to conduct investigations or collect evidence within China” on page 68, which includes the requested disclosure.

8. Please disclose in the Prospectus Summary that the legal and regulatory risks associated with being based in China may make you a less attractive partner in an initial business combination than a SPAC without any ties to China or Hong Kong. Please also state that your ties to China may make it harder for you to complete an initial business combination with a target company without any such ties. Please also state this in the summary risk factors, as well as in the Risk Factors.

In response to the Staff’s comment, the requested disclosures have been added to the Prospectus Summary on page 2, the Summary of Risk Factors on page 30 and the Risk Factors under the subheading “Uncertainties in the interpretation and enforcement of PRC laws and regulations…could limit the legal protection available to you and us” on page 66.

Risk Factors, page 32

9. Please update your disclosure to reflect that the Commission adopted rules to implement the HFCAA and clearly disclose that, pursuant to the HFCAA, the PCAOB has issued its report notifying the Commission of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong.

In response to the Staff’s comment, the requested disclosures have been added to the Risk Factors under the subheading “Trading in our securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or fully investigate our auditor…Additionally, the inability of the PCAOB to conduct inspections may deprive our investors with the benefits of such inspections” on page 62.

If you have any questions or comments regarding the responses of the Company to the Staff’s Comment Letter, please do not hesitate to contact me at (212) 715-9265.

Sincerely,

Christopher S. Auguste

CSA:cr

cc:	Jonathan Myers

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